                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*


                             PATINA OIL & GAS CORPORATION
    ----------------------------------------------------------------------
                                  (Name of Issuer)

                       Common Stock, par value $.01 per share
    ----------------------------------------------------------------------
                           (Title of Class of Securities)

                                    703224-10-5
    ----------------------------------------------------------------------
                                   (CUSIP Number)

                            Lacey Williams (303) 534-6500
                              SOUTHWESTERN EAGLE L.L.C.
                            1675 Larimer Street, Suite 820
                                Denver, Colorado  80202
    ----------------------------------------------------------------------
    (Name/Address/Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   August 26, 1999
    ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP No.703224-10-5                                           Page 2 of 7 Pages

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SOUTHWESTERN EAGLE L.L.C.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)  / /
                                                           (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     BK, WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Louisiana
-------------------------------------------------------------------------------
Number of Shares               7  SOLE VOTING POWER
 Beneficially Owned               1,775,900
 by Each Reporting           --------------------------------------------------
 Person With                   8  SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  1,775,900
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,775,900
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     00
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No.703224-10-5                                           Page 3 of 7 Pages

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James W. Williams, Jr.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)  / /
                                                           (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     BK, WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
Number of Shares               7  SOLE VOTING POWER
 Beneficially Owned               1,775,900
 by Each Reporting           --------------------------------------------------
 Person With                   8  SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  1,775,900
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,775,900
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No.703224-10-5                                           Page 4 of 7 Pages

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. Hunter White, III
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)  / /
                                                           (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     BK, WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
Number of Shares               7  SOLE VOTING POWER
 Beneficially Owned               1,775,900
 by Each Reporting           --------------------------------------------------
 Person With                   8  SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  1,775,900
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,775,900
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                                               Page 5 of 7 Pages

    This Amendment No. 2 amends the statement on Schedule 13D (the "Initial 13D") which was filed on July 9, 1999 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, on behalf of each of Southwestern Eagle LLC ("Southwestern"), James W. Williams, Jr. ("Mr. Williams") and H. Hunter White III ("Mr. White") and relates to the common stock, par value $0.01 per share (the "Common Stock") of Patina Oil & Gas Corporation (the "Issuer"). The Initial 13D was amended on August 12, 1999, by Amendment No. 1 and is hereby amended as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 is hereby amended by adding the following new paragraph after the existing paragraphs in the Initial 13D as amended by Amendment No. 1.

    On August 26, 1999, Southwestern purchased an additional 250,000 shares (the "Additional Shares") of Common Stock for an aggregate purchase price of $2,200,000. The funds for the acquisition of the Additional Shares came from the proceeds of the loan described above. The Additional Shares have been pledged to the lender to secure repayment of the term loan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 of the Initial 13D is deleted in its entirety and replaced with the following:

    As of the close of business on September 2, 1999,

    (a) Southwestern holds for its account 1,775,900 shares of the Issuer's Common Stock, representing 11.1% of the outstanding shares of Common Stock. The aggregate percentage of the shares of Common Stock owned by Southwestern is based upon shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

    (b) As a Manager of Southwestern, each of Mr. Williams and Mr. White may be deemed to have the sole power to direct the voting and disposition of the shares of the Issuer's Common Stock held by Southwestern. Mr. Williams and Mr. White disclaim beneficial ownership of such shares.

    (c) Schedule II attached to the Initial 13D and incorporated herein by reference describes all transactions in the Issuer's Common Stock that were effected in the 60 day period prior to the filing of the Initial 13D.
Schedule III attached to this Amendment No. 2 and incorporated herein by reference (which replaces the Schedule III attached to Amendment No. 1) describes all transactions in the Issuer's Common Stock that were effected during the period July 14 through September 2, 1999 by the Reporting Persons or the other persons or entities listed in Schedule I hereto.

    (d) The members of Southwestern have the right to participate in the receipt of dividends from, or proceeds from the sales of, shares of the Issuer's Common Stock beneficially owned by Southwestern.

    (e)  Not applicable.

                                                               Page 6 of 7 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       SOUTHWESTERN EAGLE L.L.C.

Dated:  September 2, 1999              By: /s/ James W. Williams, Jr.
                                          -----------------------------
                                       Name: James W. Williams, Jr.
                                       Title: Manager


                                       /s/ James W. Williams, Jr.
                                       --------------------------------
                                       James W. Williams, Jr.


                                       /s/ H. Hunter White, III
                                       --------------------------------
                                       H. Hunter White, III

                                                               Page 7 of 7 Pages

                                 SCHEDULE III


                   Transactions in Shares of the Issuer's
                  Common Stock From 7/14/99 through 9/2/99

Shares of Common Stock Purchased       Price Per Share          Date of Purchase
--------------------------------       ---------------          ----------------
         50,000                             6.625                    7/14/99
         10,000                             6.6875                   7/14/99
         28,700                             6.625                    7/27/99
         15,700                             7.1764                   7/30/99
        579,900                             7.4299                   8/4/99
        250,000                             8.75                     8/26/99


    The above purchases were made by Southwestern in open market transactions effected upon the New York Stock Exchange and in over-the-counter transactions.